Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PROVIDES UPDATE ON CANADIAN MALARTIC COMPLEX –
INTERNAL STUDY DEMONSTRATES IMPROVED VALUE, EXTENDS MINE LIFE AND
SUPPORTS POTENTIAL FUTURE PRODUCTION GROWTH IN THE ABITIBI
GREENSTONE BELT; POSITIVE EXPLORATION RESULTS EXPECTED TO RESULT
IN INCREASED MINERAL RESERVES AND MINERAL RESOURCES; ADDITIONAL
PROPERTY SCALE TARGETS BEING EVALUATED

Toronto (June 20, 2023) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") is pleased to provide an update on the Odyssey mine, which forms part of the Company's 100% owned Canadian Malartic complex. Since the development of the Odyssey project was approved in February 2021, mineral resources have grown significantly and contributed to an increased mine life. Project construction activities have progressed well despite a challenging construction environment, with first production from underground being achieved on schedule in March of this year.

"Since the initial discovery of the East Gouldie deposit in late 2018, the Company has made tremendous progress bringing the Odyssey mine into production, initiating the transition from the largest open pit gold mine in Canada to the largest underground gold mine in Canada. Over the last three years, we have significantly de-risked the project while improving its production profile and increasing its overall value. We have added approximately 1.7 million ounces of gold to the mine plan and extended the mine life to 2042," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "We continue to aggressively explore the property and evaluate regional projects that could allow us to utilize the anticipated future excess mill capacity which is expected to be approximately 40 thousand tonnes per day starting in 2028. In the Abitibi Gold Belt, we have a significant competitive advantage, being the employer of choice and having infrastructure and a project pipeline that supports our unique ability to generate organic growth at reduced capital intensity and a lower environmental footprint, which we believe will generate significant shareholder value," added Mr. Al-Joundi

The Company completed a new internal study on the Odyssey mine (the "2023 Study") to reflect progress to date and the new economic environment. Highlights include:

•	Significant conversion of mineral resources and mine life extension to 2042 – Forecast payable gold production[1] for the Odyssey mine increased by 23% compared to the internal study completed in 2020 (the "2020 Study"), supported by a larger mineral resource estimate at year-end 2022. The mine plan now includes approximately 0.2 million ounces of gold in mineral reserves (2.8 million tonnes grading 2.22 grams per tonne "g/t" gold), 4.8 million ounces of gold (45.5 million tonnes grading 3.31 g/t gold) in indicated mineral resources and 4.0 million ounces of gold (53.5 million tonnes grading 2.32 g/t gold) in inferred mineral resources

•	Improved production profile and opportunities to add production in years 2025 to 2028 – The Canadian Malartic complex is forecast to generate positive free cash flow during the transition from open pit to underground mining, even at a $1,650 per ounce of gold price assumption. Recent positive drill results in the Odyssey internal zones indicate the potential to further increase production during the 2023-2028 transition period. From 2029 onwards, gold production at the Canadian Malartic complex is forecast to average 558,000 ounces of gold per year over 13 years at total cash costs per ounce[2] of $768

•	Project significantly de-risked, including 60% of surface construction completed in 2.5 years – The project construction and mine development remains largely on schedule. Capital expenditures from 2021 to June 2023 are expected to be approximately $429 million, approximately 11% higher than estimated in the 2020 Study, given inflation and supply chain challenges

•	Larger mineable resource partially offsets inflation on capital expenditures – From the second half of 2023 to 2028, development capital expenditures[3] are now forecast to be approximately $1.28 billion. From 2029 to 2042, development capital expenditures of $0.14 billion have been added to access the East Malartic deep area and sustaining capital expenditures[3] are now forecast to be approximately $66 million per year. On a per ounces basis, development capital expenditures have increased by 13% to approximately $216 per ounce, while sustaining capital expenditures have increased by 22% to approximately $109 per ounce, each compared to the 2020 Study, primarily as a result of inflationary cost pressures, partially offset by the larger mineable resources

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a non-GAAP ratio that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. See "Note Regarding Certain Measures of Performance".

3 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS. See "Note Regarding Certain Measures of Performance".

•	Improved valuation with excellent potential for growth – The larger mineable mineral resource, construction progress and current higher gold price environment more than offset cost inflation and contributed to an increase in project value when compared to the 2020 Study. Using a gold price assumption of $1,650 per ounce and a C$/US$ foreign exchange rate assumption of 1.32, the Odyssey mine has an after-tax IRR of 24% and an after-tax NPV (at a 5% discount rate) of $1.60 billion. At current spot gold prices, the after-tax IRR and NPV are approximately 33% and $2.46 billion, respectively

•	Opportunity to further enhance value – The Company expects to have up to 40,000 tonnes per day ("tpd") of excess mill capacity at the Canadian Malartic complex starting in 2028 as processing of open pit ore and low-grade stockpiles transitions to the higher-grade Odyssey mine. This additional mill capacity provides significant optionality for organic growth at Odyssey, property-wide exploration upside and from the development of other projects in the Company's regional pipeline

"Since the acquisition of the initial 50% interest in the Canadian Malartic mine in 2014, the aggressive exploration program outside the Canadian Malartic open pit has identified more than 6.2 million ounces of gold in indicated mineral resources, 9.2 million ounces of gold in inferred mineral resources and 0.2 million ounces of gold in mineral reserves (in Odyssey South) as at December 31, 2022. The 9.0 million ounces of gold in the mine plan of the 2023 Study includes 100% of the December 2022 mineral reserves, 78% of the total indicated mineral resources and only 43% of the total inferred mineral resources. The potential for further conversion of inferred mineral resources is significant and is expected to add mine life and continue to increase value," said Guy Gosselin, Agnico Eagle's Executive Vice President, Exploration. "Near term exploration upside is excellent along the lateral extensions of the East Gouldie horizon and in the Odyssey internal zones. The consolidation of additional ground adjacent to the Canadian Malartic and Odyssey mines in recent years, including the Rand Malartic, Midway and Camflo projects, has increased our land position by more than 50% to 13,580 hectares which includes a continuous 16.5 kilometre segment of the gold-rich Cadillac-Larder Lake break. We believe the Rand Malartic and Midway projects and the ground surrounding the past producing Camflo and Malartic Goldfields mines offer further, excellent potential to make a discovery, and continued exploration efforts in the future could provide optionality to utilize available excess processing capacity at the Canadian Malartic mill," concluded Mr. Gosselin.

The Company's near-term exploration focus remains on continuing to infill drill the Odyssey South zone and adjacent internal zones, infill drill the core portion of the East Gouldie zone and undertake the investigation of the lateral extensions along the favourable mineralized horizon to the east and the west. A first phase of 60 drill holes was completed at the Camflo project and regional exploration continues along strike to the east on the Rand Malartic project heading towards the Midway/LTA project. Highlights include:

•	Odyssey South and Odyssey internal zones – Underground infill drilling continues to return strong results in the Odyssey South deposit and in the internal zones at Odyssey, which are being investigated for their potential to provide additional mineral resources near existing and planned infrastructure at relatively shallow underground depths

•	East Gouldie – Infill drilling continues to provide positive results as the exploration program transitions its primary focus towards investigating the extensions of the favourable horizon to the east and to the west in the East Gouldie Corridor for potential mineral resource expansion and to identify potential new mineralized zones

•	Camflo – More than 14,000 metres of drilling in 60 drill holes have been completed year to date with three drill rigs in the first phase of drilling completed in April. This was the first exploration drilling in the near-surface portion of the Camflo deposit since the closure of the historical underground mine in 1992. Recent results demonstrate the potential for near surface mineralization around historical zones 1 and 8 with highlight results returning 3.3 g/t gold over 38.7 metres at 53 metres depth and 1.5 g/t gold over 81.0 metres at 192 metres depth. Potential ore mined at Camflo could be processed at the existing Canadian Malartic mill, located 4 kilometres away

•	Regional exploration – Drilling has resumed on the Rand Malartic property to investigate exploration targets potentially analogous to the Odyssey South and Odyssey North deposits in a series of porphyry intrusions that extend from the Odyssey mine towards the east and the past producing Malartic Goldfields mine on the Midway and LTA properties

New Internal Study Reflects Significant Project Advancements Since Early 2021

Following the completion of the 2020 Study, the Odyssey project was approved for development in February 2021 (see Company news release dated February 11, 2021). The 2023 Study updates the larger mineable mineral resource and incorporates both the higher gold price environment and higher costs and capital expenditures resulting from inflationary pressures over the past several years as well as multiple significant advancements at the project, including:

•	A larger mineable mineral resource extended the mine life to 2042

•	Approximately $429 million is projected to be spent on construction and development activities through June 30, 2023, and approximately 60% of the surface construction has been completed

•	Capital expenditures and operating cost estimates have been updated to reflect the current inflationary environment

•	The Odyssey mine is now fully permitted with the mine production certificate of authorization received in October 2022 and the mining lease granted in November 2022

•	Shaft sinking commenced in March 2023, along with the first production from the Odyssey South deposit, with total production of approximately 50,000 ounces expected in 2023

•	Infill and expansion drilling at Odyssey since 2020 has resulted in a significant increase in mineral reserves and mineral resources, with the addition of 197,000 ounces of mineral reserves (2.8 million tonnes grading 2.22 g/t gold), the successful conversion of an additional 5.3 million ounces of measured mineral resources and indicated mineral resources to a new total of 6.2 million ounces of mineral resources (64.2 million tonnes grading 2.99 g/t gold), with 9.2 million ounces (132.4 million tonnes grading 2.17 g/t gold) in the inferred mineral resources category

•	Ongoing infill drilling at the East Gouldie deposit shows strong continuity of gold grades

•	Confidence in the mine plan improved, with approximately 53% of mineable gold ounces now categorized as indicated mineral resources compared to approximately 5% in the 2020 Study

•	Agnico Eagle acquired Yamana Gold Inc.'s 50% interest in Canadian Malartic on March 31, 2023 (the "Yamana Transaction"), resulting in a 100% interest in the Canadian Malartic and Odyssey mines

•	With the Yamana Transaction, the Company now expects to have up to 40,000 tpd of excess mill capacity starting at the Canadian Malartic complex in 2028 as processing of open pit ore and low-grade stockpiles winds down and transitions to the higher-grade Odyssey mine. This additional mill capacity provides significant optionality for organic growth at Odyssey, property-wide exploration upside and from the development of other projects in the Company's regional pipeline

Aggressive Exploration Program Continues to Demonstrate Geological Upside Potential

With the discovery of East Gouldie in September 2018, the Company focused on expansion drilling, quickly growing the inferred mineral resource at the Odyssey project from 4.1 million ounces (60.4 million tonnes grading 2.13 g/t gold grade) at year-end 2017 to 13.6 million ounces (237.5 million tonnes grading 1.78 g/t gold grade) at year-end 2020. The year-end 2020 mineral resources supported the 2020 Study. The 2020 Study forecasted total gold production of 7.3 million ounces of gold from 2023 to 2039, consisting of 0.4 million ounces of gold (6.2 million tonnes grading 2.07 g/t gold grade) of indicated mineral resources and 6.9 million ounces (75.9 million tonnes grading 2.82 g/t gold grade) of inferred mineral resources.

In 2021, the exploration focus at the Odyssey project shifted to conversion drilling to improve the geological confidence in preparation for production start-up. The Company was successful at converting and expanding the mineral resources, and as at December 31, 2022, the combined East Malartic, East Gouldie and Odyssey deposits had 6.2 million ounces of gold (64.2 million tonnes grading 2.99 g/t gold) in indicated mineral resources and 9.2 million ounces of gold (132.4 million tonnes grading 2.17 g/t gold) in inferred mineral resources. In addition, an initial portion of the indicated mineral resources at the Odyssey South deposit was converted to probable mineral reserves as at December 31, 2022, adding a total of 197,000 ounces of gold of probable mineral reserves (2.8 million tonnes grading 2.22 g/t gold).

Refer to the Appendix for details of the mineral reserves and mineral resources at the Canadian Malartic complex.

The growth of the mineral resources and mineral reserves at Odyssey from 2017 to 2022 and the related mineable ounces included in the Odyssey mine production profile are represented in the figure below and summarized in a table in the Appendix:

The 2023 Study is based on year-end 2022 mineral resources and mineral reserves and resulted in an increase of 23% in mineable gold ounces. The Company now forecasts total production of 9.0 million ounces of gold from 2023 to 2042, consisting of 0.2 million ounces of gold (2.8 million tonnes grading 2.22 g/t gold) of probable mineral reserves, 4.8 million ounces of gold (45.5 million tonnes grading 3.31 g/t gold) of indicated mineral resource and 4.0 million ounces of gold (53.5 million tonnes grading 2.32 g/t gold) of inferred mineral resources. Approximately 53% of gold ounces included in the mine plan are now categorized as indicated mineral resources (compared to approximately 5% in the 2020 Study), significantly improving the geological confidence of the mineable resource and de-risking future production. With only 43% of the total inferred mineral resources included in the mine plan, the Odyssey mine shows potential to continue to extend and grow its production profile.

The forecast parameters for the 2023 Study include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The basis for the 2023 Study and the qualifications and assumptions made by the qualified person are set out in this news release. The results of the 2023 Study had no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey project.

As at December 31, 2022, East Gouldie hosted indicated mineral resources of 5.3 million ounces of gold (50.2 million tonnes grading 3.29 g/t gold) and inferred mineral resources of 2.6 million ounces of gold (32.4 million tonnes grading 2.54 g/t gold). An addition of mineral reserves is expected at the Odyssey mine at year-end 2023 with the conversion of indicated mineral resources at the East Gouldie deposit.

The strong conversion of mineral resources positioned the Company well to transition into production. The exploration focus will shift again towards expanding the mineral resource base at the Odyssey mine and within the Canadian Malartic property and assessing the potential to add in-mine mineralization to further extend the mine life and grow annual production.

New Internal Study Extends Mine Life and Reflects Stronger Economics

Mining Concept Unchanged

The Odyssey mine concept remains unchanged and based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will be used dependent on mineralization geometry and stope design criteria.

The mine is expected to utilize a combination of conventional and automated equipment, similar to the equipment currently employed at the LaRonde complex. On the two main levels with loading pockets, trucks and hammers are expected to be remotely operated 24 hours a day and 7 days a week from a surface control room, increasing equipment utilization rates. The Company continues to evaluate opportunities to optimize the project and integrate battery powered equipment.

Many of the design criteria and parameters are similar to Agnico Eagle's existing operating mines in the region. Underground production will originate from four different mining zones, namely Odyssey South, East Gouldie, Odyssey North and East Malartic. Run-of-mine ore from the pit will start to decrease in 2023 and the underground is expected to reach a production rate of approximately 19,000 tpd by 2031.

Production via the ramp at Odyssey South commenced on schedule in the first quarter of 2023 and is expected to ramp-up to approximately 3,500 tpd in 2024. Full production from this zone is scheduled to be maintained from 2024 to 2027. The Company believes that production from Odyssey South could be extended from additional mineralization in the previously described internal zones.

Production from East Gouldie is now expected to start in the first half of 2027 via ramp. The first loading station of the production shaft at Level 114 is expected to be completed and commissioned in mid-2027. Production from East Gouldie will then be hauled to surface via shaft and is expected to ramp-up through 2028 to reach a run-rate of approximately 12,500 tpd. The larger mineral resource base at East Gouldie resulted in the extension of planned production from this zone to 2042. The Company believes that the mine life could continue to be extended further based on the significant upside in the geological potential along strike to the east and west and at depth.

Production from Odyssey North is now expected to start in 2028 and ramp up to a run rate of approximately 3,500 tpd by 2030. Full production is expected to be maintained from this zone until 2038.

Production from East Malartic is now scheduled to start in 2030 and progressively increase to a run rate of approximately 3,200 tpd. Production from East Malartic has also been extended to 2042 and has the potential to be further extended alongside any East Gouldie mine life extension.

Canadian Malartic Complex Production Profile Improved

The Canadian Malartic complex will progressively transition from open pit to underground mining between 2023 and 2028. In the 2020 Study, the gold production profile was estimated to decline below 475,000 ounces in 2026 and 2027. To help fill the production shortfall during the transition period, the Company optimized the design of the Barnat pit, adding 290,000 ounces to the production profile from years 2021 to 2029. With the extension of the Barnat pit, initial production from East Malartic has been pushed back to 2030 from the originally planned 2028 and replaced by earlier production from Odyssey North. Additional ounces of gold from processing low-grade stockpiles (approximately 113,000 ounces, 11.2 million tonnes grading 0.32 g/t) have also been included to the updated production plan. Revisions to the shaft development schedule and mining sequence envision a slower ramp-up of the East Gouldie zone in 2027, partially offsetting the additions to the gold production profile. Overall, the Company now forecasts gold production from the Canadian Malartic complex to be 475,000 ounces in 2027 but remain above 500,000 ounces in all other years extending to 2041.

With a larger mineable gold mineral resource, the Odyssey mine life has been extended by three years to 2042 and the average annual payable production is now approximately 558,000 ounces of gold from 2029 to 2041 (compared to 547,000 ounces of gold from 2029 to 2039 in the 2020 Study). In 2042, gold production is estimated at 406,000 ounces of gold.

The Company believes that the exploration successes in the Odyssey internal zones, East Gouldie and Camflo provide opportunities to complement the forecast gold production and potentially extend the mine life.

The new combined open pit and underground gold production profile from the Canadian Malartic complex for years 2023 to 2042 is shown in the figure below.

Improved Valuation Reflecting Longer Mine Life and New Gold Price and Cost Environment

On a per ounce basis, development capital expenditures have increased by 13% to approximately $216 per ounce, while sustaining capital expenditures have increased by 22% to approximately $109 per ounce, compared to the 2020 Study as inflationary cost pressures were partially offset by the larger mineable resource base.

Development capital expenditures from the second half of 2023 to 2028 are now expected to total approximately $1.28 billion, compared to an estimated $0.95 billion in the 2020 Study. The 35% increase in development capital expenditures is primarily a result of inflationary costs pressures on materials (mostly steel, cement and copper wire), contractor costs and equipment, as well as limited revisions to the project resulting from detailed engineering of approximately $39 million, $17 million in equipment payment deferral and a contingency adjustment of approximately $46 million.

Development capital expenditures do not include any offsetting revenue from pre-commercial sales. From the second half of 2023 to 2028, gold production is forecast to total approximately 854,000 ounces at total cash costs per ounce of approximately $831. During that period, the Canadian Malartic complex is forecast to remain cash flow positive when using a gold price assumption of $1,650 per ounce, essentially self-funding the transition to an underground operation.

Development capital expenditures of $255 million are now forecast in years 2029 to 2042 to complete the loading pocket at the bottom of the shaft in year 2029 and to develop the lower section of East Malartic.

Sustaining capital expenditures are expected to gradually decline from 2029 to 2042, with an expected average of approximately $66.1 million per year, compared to $56 million per year estimated in the 2020 Study.

Total cash costs per ounce are now forecast to be approximately $768 from 2029 to 2042, compared to $630 from 2029 to 2039 in the 2020 Study. Costs estimates, including underground development and mining costs, processing costs and equipment procurement, reflect the new cost environment following three years of high inflationary cost pressures. The Company continues to evaluate opportunities to further optimize and improve gold production and unit costs from 2029 through 2042.

A larger mineable resource, construction progress and current higher gold price environment contributed to offset cost inflation and resulted in stronger mine economics. Using a gold price of $1,650 per ounce and a C$/US$ foreign exchange rate assumption of 1.32, the Odyssey mine has an after-tax IRR of 24% and an after-tax NPV (5% discount rate) of $1.60B. Using a recent spot gold price ($1,950 per ounce) the Odyssey mine after-tax IRR improves to 33% and the after-tax NPV (5% discount rate) to $2.46 billion.

In the 2020 Study, the Odyssey project had an estimated after-tax IRR of 17.5% and an after-tax NPV (5% discount rate) of $1.14B, using a gold price of $1,550 per ounce and a C$/US$ foreign exchange rate assumption of 1.30.

Updated Odyssey mine operating parameters are set out in the table below.

Odyssey Mine Summary
(All numbers are approximate and on a 100% basis)
Estimated Total In-Situ Production	9.0	million gold ounces
Estimated Total Payable Production	8.6
	2.9	million silver ounces
Average metallurgical recovery	~94.6%	gold
	~80.0%	silver
Average annual gold payable production
H1 2023	13,300 oz	(199k.tonnes, 2.20g/t gold)
H2 2023	38,500 oz	(569k.tonnes, 2.20g/t gold)
2024 to 2026 (average per year)	86,010 oz	(1,288k.tonnes, 2.17g/t gold)
2027	186,170 oz	(1,827k.tonnes, 3.34g/t gold)
2028	371,060 oz	(2,846k.tonnes, 4.15g/t gold)
2029 to 2041 (average per year)	558,420 oz	(6,729k.tonnes, 2.73g/t gold)
2042	406,200 oz	(4,823k tonnes, 2.77g/t gold)
Minesite costs per tonne (excluding royalties) [4]
H2 2023	$106	C$/t
2024 to 2026 (average per year)	$89	C$/t
2027	$117	C$/t
2028	$78	C$/t
2029 to 2042 (average per year)	$75	C$/t
Average total cash costs on a by-product basis (including royalties)
2023 to 2028	$831	/oz
2029 to 2039	$768	/oz
Royalty	5.5%	NSR
Mine life	20	years
Capital Expenditures
Development capital expenditures - H2 2023 to 2028
Surface Infrastructure and shaft	$435.0	million
Mining Equipment	$150.7	million
U/G Development & Construction	$691.7	million
Development capital expenditures – 2029 to 2042	$140.3	million
Sustaining capital expenditures – 2029 to 2042	$66.1	million per year
Breakdown of Capital Expenditures by year (2023 - 2028)
H2 2023	$90.5	million
2024 to 2026 (average per year)	$230.7	million
2027	$255.2	million
2028	$239.6	million
Reclamation Costs	$9.8	million for Odyssey mine only
Economic Assumptions:
Gold Price	$1,650
Silver Price	$22.00
USD:CAD	1.32
Effective tax rate	37%

The Odyssey mine has excellent exploration potential and is currently expected to have a mine life of 20 years, including 13 years of payable gold production averaging 558,000 ounces per year. With additional exploration, the Company believes that mineralization will continue to be added into the mine plan in the coming years, with good potential to grow yearly gold production and extend mine life.

4 Minesite costs per tonne is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements. See "Note Regarding Certain Measures of Performance".

Surface Construction 60% Completed; Underground Development On Schedule

"The Canadian Malartic team has done a tremendous job in a challenging environment to advance the Odyssey mine construction in a safe manner and largely on schedule, while controlling costs. The last three years have been challenging with COVID-19 causing significant inflationary cost pressures and creating considerable disruptions to the workforce and supply chains. With 60% of the surface construction completed to date and with the start of production from Odyssey South achieved in March 2023, the peak construction years are effectively behind us. The next phase of construction and underground mine development will advance at a manageable pace and we are confident that we will reach full production in 2029 as initially communicated in February 2021," said Dominique Girard, Agnico Eagle's Chief Operating Officer for Quebec, Nunavut and Europe.

The Odyssey mine benefits from the utilization of existing infrastructure at the Canadian Malartic complex, which includes the processing plant, the tailing storage facilities and the maintenance facilities. Additional infrastructure is being developed to support production using a ramp from surface for the shallow mineralized zones and using a 1,800 metre deep production shaft for the deeper mineralized zones below 600 metres.

Construction of additional surface infrastructure commenced in August 2020 and is currently approximately 60% complete. Ramp development was started in December 2020 to facilitate underground conversion drilling and to provide access to the Odyssey and East Malartic deposits. As at the date of this news release, underground development via ramp access had reached the bottom of the Odyssey South deposit and the shaft access point at Level 54. Production from the Odyssey South deposit commenced on schedule in March 2023.

Shaft sinking activities started in March 2023. The Company expects to complete and commission the production shaft in 2027.

Surface Construction Update

The additional surface infrastructure includes a headframe and hoist for the production shaft, a paste backfill plant, an administrative building, a warehouse, maintenance facilities and an electrical substation.

As at the date of this news release, the final road arrangement to access the mine site, including a modification to Highway 117 approximately three kilometres east of the town of Malartic, has been completed, the mine project office and surface facilities have been built to support the mine development and a new 120KV substation and a new 11.4 kilometres transmission line have been constructed on the property.

Construction of the warehouse and maintenance shop is complete and both buildings are operational: the maintenance shop has four mobile mechanical bays and a skip bay.

The headframe tower was completed in January 2023, slightly later than planned due to adverse weather conditions affecting the installation of the structural steel. The auxiliary hoist, headframe compressor and waste silo were completed and commissioned in the first quarter of 2023. Shaft sinking activities started in March 2023, with 55 metres completed as at the date of this news release.

The production shaft will be 1,800 metres deep and 6.5 metres in diameter. It will be a concrete-lined circular shaft equipped with a steel set and divided into four compartments. The shaft is designed to allow the operation of two 52-tonne skips for a daily capacity of 20,000 tpd.

Shaft sinking is now anticipated to be completed in the first half of 2027 and the Company is assessing opportunities to accelerate it. With ramp development performance better-than-expected, the Company is evaluating the option to pre-sink two legs of the shaft from levels 26 to 36 and levels 54 to 62, which could reduce the overall timeline by up to two months.

The service hoist is expected to be operational to a temporary loading station at Level 102 (1,050 metres below surface) by late 2025 and will support the transportation of people, materials and waste. The main production hoist, ore silo and the loading station at Level 114 are expected to be completed and commissioned in mid-2027. The second loading station and material handling system at Level 166 (shaft bottom) are expected to be finalized in 2029.

When hoisting ore from the loading station at Level 114, the shaft is expected to have a capacity of up to 25,000 tpd. When hoisting from the loading station at Level 166, the shaft bottom, the shaft is expected to have a capacity of 20,000 tpd. The Company is evaluating opportunities to utilize the higher skipping capacity when mining the higher portion of East Gouldie.

The surface ventilation and heating system for the shaft will be located inside an annex of the headframe building. It includes two vertical 84 inch diameter 400 HP air intake fans with silencers at 250,000 cubic feet per minute each and two natural gas heater units.

The construction of the paste plant will be completed in two phases. The first phase is expected to achieve a backfilling capacity of approximately 4,000 tpd to support production activities from Odyssey South. The construction of the first phase of the paste plant was completed in the second quarter of 2023 and commissioning is expected in June 2023. In the second phase, expected to be completed in 2027, the paste plant will be expanded to a capacity of approximately 20,000 tpd.

The main office and dry building will be located at the Odyssey mine site entrance and will have a capacity for approximately 1,050 workers. It will also house the main control room dedicated to remote control and automation stations. Construction of the administrative facilities is expected to be completed in 2025.

Underground Development Update

Access to the underground mine will be through a combination of a ramp from surface and the production shaft. In December 2020, ramp development commenced on the Odyssey mine to facilitate underground conversion drilling and provide access to the Odyssey and East Malartic deposits. The ramp separates into two declines, one heading to Odyssey South and one to East Malartic. The Odyssey South decline will continue at depth to access the Odyssey North and East Gouldie mining zones. Material from these deeper zones will be hoisted to surface using the production shaft.

As at May 31, 2023, the ramp was 3,645 metres in length, reaching the bottom of the Odyssey South deposit at a depth of 578 metres. The Company expects to maintain the current ramp development rate of 150 metres per month and reach the top of the East Gouldie deposit in the first half of 2024 at a depth of 740 metres. Shaft stations down to Level 114 will now be developed by the ramp development crew, minimizing the lateral development done by the shaft sinking crew. Ramp access is expected to reach the shaft bottom in early 2029.

Development of the Odyssey South underground infrastructure and production levels are progressing on schedule, with over 10,200 metres completed as at May 31, 2023. With multiple mining faces now available, total lateral development, including ramp development, is expected to progress at approximately 900 metres per month going forward to gain access to new mining areas. The first stope from Level 31 was extracted in March 2023 and the underground operations are on track to produce approximately 50,000 ounces of gold in 2023.

The figure below shows the advance of the ramp and the underground development as at May 31, 2023.

Description
Color
Dev Complete
Stope Complete
Dev Plan

Capital Expenditures Update

Capital expenditures starting in 2021 through to the end of June 2023 are expected to be approximately $429 million. Key elements include:

•	Approximately $252 million to complete approximately 60% of surface construction and shaft sinking

•	Approximately $149 million to support ramp access, development and underground construction

•	Approximately $28 million to purchase mobile equipment

These figures represent a 14% increase from the original budget of $386 million over that period. The increase is primarily due to inflationary cost pressures on steel, cement and contactors.

At this stage, the construction of the Odyssey mine has been significantly de-risked due to increased detailed engineering, a better understanding of the cost environment and completion of approximately 60% of the surface construction. The next phase of construction and underground mine development is expected to advance at a more manageable pace, allowing for increased focus on cost optimization.

Infill Drilling at the Odyssey Mine Continues to Confirm Continuity, Grade and Width of East Gouldie and Odyssey South Deposits and Provide Near-Term Exploration Upside in Odyssey Internal Zones; First Phase of Exploration Completed at Camflo Project Confirms and Extends Gold Mineralization at Shallow Depths; Regional Exploration Program Targets Include Rand Malartic and Midway Projects

Since the purchase of the Canadian Malartic mine in 2014, a series of acquisitions of neighbouring properties has increased the overall property portfolio at Canadian Malartic by more than 50% to the current total of 13,580 hectares, with the notable additions of the Camflo, Rand Malartic, Piché Harvey, Midway and Fournière properties. The Company now controls 16.5 kilometres of continuous ground along the Cadillac-Larder Lake break at its Canadian Malartic and adjoining properties.

An update on selected exploration programs and budgets at Canadian Malartic and regionally is set out in the sections below.

In the exploration program at Canadian Malartic and adjoining properties in 2023, the Company expects to spend a total of approximately $21.8 million (50% basis for the first quarter of 2023 and 100% basis for the remaining quarters of 2023) for 164,000 metres of drilling (100% basis).

Up to 15 drills were active on the Canadian Malartic and surrounding properties during the first five months of 2023, with five underground drills currently completing infill drilling on the Odyssey South deposit, four surface drills focused on completing infill drilling and transitioning to expanding East Gouldie mineralization, and up to six drills active in regional exploration. Approximately 95,030 metres (100% basis) were drilled during the first five months of 2023.

The primary exploration target at Canadian Malartic from 2019 to the present has been the East Gouldie deposit, located approximately 1.5 kilometres east of the Canadian Malartic/Barnat open pit and south of the East Malartic and Odyssey underground deposits. The East Gouldie deposit has a strike length of 2,100 metres in an east-west direction, dips 60 degrees north, and extends from 500 metres to 2,000 metres depth below surface. The deposit is a silicified and carbonatized mineralized envelope with fine disseminated pyrite developed in deformed greywacke units.

[Canadian Malartic Complex – Property and Regional Geology Plan Map]

History of East Gouldie Discovery and Mineral Resource Growth

The East Gouldie deposit was discovered by the Canadian Malartic team in September 2018 when an exploration hole targeting the East Malartic deposit at depth intersected East Gouldie at an angle, with three follow-up drill holes confirming the discovery.

A large exploration drilling program was launched at East Gouldie in 2019 to build up a mineral inventory using wide drill spacing between 250 to 500 metres. The East Gouldie discovery was announced in October 2019, and an initial inferred mineral resource of 2.7 million ounces of gold on a 100% basis (25.5 million tonnes grading 3.34 g/t gold as at December 31, 2019) was declared in February 2020.

The drilling program accelerated in 2020 and focused on the higher grade and most promising areas of the deposit and started to convert the mineral inventory to inferred mineral resources using tighter drill spacing of 125 to 250 metres.

In 2021, exploration drilling further increased the confidence in the inferred mineral resources by reducing the drill spacing to at least 75 metres, leading to an initial declaration of 1.5 million ounces of gold on a 100% basis in indicated mineral resources at East Gouldie at year-end (11.9 million tonnes grading 3.88 g/t gold in indicated mineral resources).

The main objective of the exploration program in 2022 was to reduce spacing further to 40 metres locally and to a maximum of 75 metres globally, and to convert inferred mineral resources into indicated mineral resources.

Since the acquisition of the project in 2014 to the end of May 2023, the Mine Site and Regional Exploration teams around the Canadian Malartic mine have completed 1,120,000 metres of drilling at an approximate cost of C$202 million at the East Gouldie, East Malartic, Odyssey North and Odyssey South deposits and regional exploration on the East Amphi, Rand Malartic, Midway and Camflo properties.

From the 2018 discovery to the date of this news release, the East Gouldie deposit and broader East Gouldie Corridor were intersected by 359 pierce points. Approximately six surface drill rigs targeted East Gouldie during 2017 to 2019 and up to 12 surface drill rigs were active from 2020 to 2022. From the discovery during the fourth quarter of 2018 to year-end 2021, almost all the exploration drilling targeted East Gouldie from surface until the development of an exploration ramp in 2022 permitted exploration drilling from underground of the Odyssey South deposit and the Odyssey internal zones.

Current Exploration Program at the Odyssey Mine

Exploration at the Odyssey mine in 2023 is expected to include $11.8 million for 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional inferred mineral resources to indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of the Odyssey internal zones.

Selected recent exploration drill results from the East Gouldie and Odyssey South deposits and the Odyssey internal and Sheehan zones at the Odyssey mine are set out in a table in the Appendix and in the composite longitudinal sections below.

[Odyssey mine – Composite Longitudinal Section and Composite Cross Section]

West
Odyssey Composite Longitudinal Section
East
Portal
Planned shaft
Jeffrey Zone
0 m
Odyssey South deposit
UGOD-031-024
10.3 g/t Au / 4.7 m CL
UGOD-031-031
2.9 g/t Au / 15.5 m CL
UGOD-031-021
4.5 g/t Au / 9.0 m CL
3.6 g/t Au / 12.5 m CL
*UGOD-031-022
4.1 g/t Au / 12.4 m CL
UGOD-031-018
8.1 g/t Au / 5.3 m
UGOD-016-142
4.8 g/t Au / 8.1 m
UGOD-016-143
4.9 g/t Au / 9.1 m
UGOD-031-005
4.0 g/t Au / 23.9 m CL
2.9 g/t Au / 12.4 m
UGOD-031-020
5.5 g/t Au / 10.4 m CL
MEX22-249R
1.5 g/t Au / 18.5 m CL
-500 m
MEX22-244
3.4 g/t Au / 18.5 m CL
MEV22-263
MEX22-245
1.7 g/t Au / 14.2 m CL
UGOD-031-017
5.8 g/t Au / 4.8 m CL
MEV22-257
9.5 g/t Au / 2.7 m CL
UGOD-016-130
3.8 g/t Au / 6.8 m
UGOD-016-134
5.6 g/t Au / 5.4 m
MEV22-262
11.1 g/t Au / 4.2 m CL
MEX22-242
12.0 g/t Au / 6.0 m CL
Odyssey Jupiter
-1,000 m
Odyssey North deposit
OPEN
2022 Mineral Reserve
2022 Indicated Mineral Resource
2022 Inferred Mineral Resource
Mined out
Current UG development
Significant current drill hole pierce points - Odyssey internal zones
Significant current drill hole pierce points - Odyssey South
Significant current drill hole pierce points - Sheehan
Previously released drill hole pierce points
2020 Mineralized Envelope cut-off 1 to 1.25 g/t Au
Odyssey deposits
Sheehan zone
Jeffrey zone
0
500
metres
Coordinate System: NAD83 Zone 17N

[Odyssey Deposits – Composite Longitudinal Section]

Highlight intercepts in the East Gouldie deposit during the fourth quarter of 2022 and the first five months of 2023 include: 6.6 g/t gold over 10.4 metres at 978 metres depth in hole MEX22-247W in the upper western portion of the deposit; 4.2 g/t gold over 58.3 metres at 1,561 metres depth in hole MEX21-224WCZB and 3.9 g/t gold over 62.6 metres at 1,625 metres depth in hole MEX22-251RZ in the deepest, western portion of the deposit; 3.5 g/t gold over 22.2 metres at 1,773 metres depth in hole MEX21-226WE and 3.6 g/t gold over 30.1 metres at 1,659 metres depth in hole MEX22-245 in the deepest, central portion of the deposit; and 3.2 g/t gold over 27.1 metres at 1,538 metres depth in hole MEX22-238ZB in the easternmost portion of the deposit.

Exploration drilling in the western extension of the East Gouldie Corridor intersected wide mineralization in the lower portion of the corridor with highlights of 2.0 g/t gold over 33.4 metres at 1,588 metres depth in hole MEX22-264, 1.9 g/t gold over 54.7 metres at 1,524 metres depth in hole MEX22-231ZB and 1.7 g/t gold over 41.2 metres at 1,461 metres depth in hole MEX22-274 at distances of 22 metres, 278 metres and 350 metres west, respectively, of the current inferred mineral resources at East Gouldie, further demonstrating the potential to extend the East Gouldie mineral resources to the west at depth.

With production underway in the Odyssey South deposit and two stopes already mined out, drilling from underground gradually increased during the first half of 2023 as ramp development provided access to new drill bays to test Odyssey South and the Odyssey internal zones located at underground depths within the porphyry between the Odyssey North and Odyssey South deposits.

Underground infill drilling into Odyssey South continued to confirm the widths and grades of mineralization and returned recent highlights of: 3.8 g/t gold over 6.8 metres at 354 metres depth in hole UGOD-016-130; 4.8 g/t over 8.1 metres at 230 metres depth in hole UGOD-016-142; 4.9 g/t over 9.1 metres at 230 metres depth in hole UGOD-016-143; 4.0 g/t over 23.9 metres (core length) at 245 metres depth in the Odyssey internal zones and 2.9 g/t over 12.4 metres at 247 metres depth in Odyssey South in hole UGOD-031-005; and 8.1 g/t over 5.3 metres at 316 metres depth in hole UGOD-031-018.

With the continued infill drilling success, the Company expects that the probable mineral reserves of the Odyssey South deposit will continue to grow and replace 2023 production from the zone.

Exploration drilling from the Odyssey ramp is also increasing confidence in the adjacent Odyssey internal zones, where gold mineralization is hosted in porphyry rock. The program of increased drilling, development drift sampling and geological mapping of the Odyssey internal zones is demonstrating good continuity of gold mineralization within these internal structures. Recent highlights from drilling into the Odyssey internal zones include 5.5 g/t gold over 10.4 metres (core length) at 332 metres depth in hole UGOD-031-020; 4.1 g/t gold over 12.4 metres (core length) at 352 metres depth in hole UGOD-031-022; and 10.3 g/t gold over 4.7 metres (core length) at 282 metres depth in hole UGOD-031-024.

Exploration drilling from surface into the Odyssey internal zones returned highlights of 11.1 g/t gold over 4.2 metres (core length) at 446 metres depth in hole MEV22-262 and 12.0 g/t gold over 6.0 metres (core length) at 547 metres depth in hole MEX22-242.

The gold mineralization encountered to date in the Odyssey internal zones is not included in the current mine plan at Odyssey and could represent an attractive near-term exploration opportunity considering its proximity to existing and planned underground mine infrastructure around the Odyssey South and Odyssey North deposits.

Regional Exploration

The Company's regional exploration strategy beyond the current mining operations at Canadian Malartic encompasses the Canadian Malartic and adjacent properties and includes the 100%-owned Camflo, Rand Malartic, Midway and East Amphi projects.

The geologically distinct, gold-rich horizons present at the Canadian Malartic and Odyssey mining operations extend eastward across the Company's property portfolio, most notably the suites of gabbro-hosted and porphyry-hosted gold mineralization at the past-producing Rand Malartic, Midway and LTA properties. The lateral extension of the East Gouldie horizon to the south in the Pontiac Group sediments has also never been investigated on those adjacent properties, except very recently only on the Rand Malartic property.

Approximately $5.0 million is budgeted by the Company in 2023 for 22,000 metres of regional exploration drilling mainly to complete a first phase of drilling at the adjacent Camflo property acquired in 2021 for its near-surface, bulk-tonnage gold mineralization potential. Another $5.0 million is budgeted for 40,000 metres of additional drilling into the best emerging targets that will be generated from the first phase of work in 2023 on the Canadian Malartic, Rand Malartic, Camflo and Midway properties.

Camflo

The 945-hectare Camflo property is 4 kilometres north of the Odyssey mine and includes the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold.

In its initial evaluation of the Camflo property, the Company identified porphyry hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to evaluate this mineralization and the potential for additional mineralization in adjacent rock types.

During the first phase of the 2023 drilling campaign completed in April, more than 14,000 metres were drilled in 60 holes using three drill rigs. This was the first exploration drill program completed in the near-surface portion of the Camflo deposit since the closure of the underground mine in 1992.

Early results from the campaign demonstrate the potential for near surface mineralization around historical Zone 1 and Zone 8 (renamed Diorite zone). In Zone 1, near surface highlights include: 4.8 g/t gold over 8.8 metres at 107 metres depth in hole CF23-5405 and 5.7 g/t over 3.9 metres at 105 metres depth in hole CF23-5431. Deeper in Zone 1, 2 and 3, hole CF23-5414 intersected 1.5 g/t gold over 81.0 metres at 192 metres depth and 3.5 g/t gold over 5.7 metres at 240 metres depth in Fault Zone A. In the Diorite zone, highlights include: 3.3 g/t gold over 38.7 metres at 53 metres depth in hole CF23-5458 and 3.2 g/t gold over 16.2 metres at 103 metres depth in hole CF23-5447. Hole CF23-5404 identified a new mineralized zone that returned 3.7 g/t gold over 7.1 metres at 18 metres depth.

The second phase of exploration drilling at Camflo will test for potential lateral extensions of mineralization and infill known zones.

Selected recent exploration drill results from the Camflo property are set out in a table in the Appendix and in the composite longitudinal section below.

West
Camflo Composite Longitudinal Section
East
Potential pit outline
Overburden
0 m
-100 m
-200 m
-300 m
-400 m
-500 m
CF23-5404
3.7 g/t Au / 7.1 m
CF23-5428
1.3 g/t Au / 21.7 m
2.1 g/t Au / 10.5 m
CF23-5431
5.7 g/t Au / 3.9 m
CF23-5442
0.8 g/t Au / 10.1 m
CF23-5405
4.8 g/t Au / 8.8 m
CF23-5433
0.9 g/t Au / 19.6 m
CF23-5458
3.3 g/t Au / 38.7 m
CF23-5417
1.2 g/t Au / 8.9 m
CF23-5447
3.2 g/t Au / 16.2 m
CF23-5407
2.5 g/t Au / 10.6 m
CF23-5435
3.1 g/t Au / 9.4 m
CF23-5450
2.8 g/t Au / 11.2 m
CF23-5403
0.9 g/t Au / 17.9 m
1.7 g/t Au / 11.0 m
2.0 g/t Au / 8.1 m
CF23-5434
2.7 g/t Au / 7.0 m
CF23-5432
3.8 g/t Au / 3.0 m
CF23-5421
1.4 g/t Au / 17.9 m
CF23-5440
5.5 g/t Au / 4.5 m
CF23-5429
0.8 g/t Au / 17.6 m
0.6 g/t Au / 25.1 m
CF23-5437
1.2 g/t Au / 28.2 m
CF23-5436
1.2 g/t Au / 17.1 m
CF23-5456
1.5 g/t Au / 7.2 m
Shaft
CF23-5446
1.4 g/t Au / 8.1 m
CF23-5448
0.9 g/t Au / 14.3 m
CF23-5416
5.5 g/t Au / 2.9 m
CF23-5443
1.6 g/t Au / 20.3 m
3.0 g/t Au / 10.4 m
CF23-5414
1.5 g/t Au / 81.0 m
3.5 g/t Au / 5.7 m
Historic UG workings
Porphyry rocks
Significant current drill hole pierce points - Zones 1, 2, 3 & Fault Zone A
Significant current drill hole pierce points - New Discovery
Significant current drill hole pierce points - Diorite Zone
0
300
metres
Coordinate System: NAD83 Zone 17N
720400 E
720500 E
720600 E
720700 E

[Camflo – Composite Longitudinal Section]

Rand Malartic

Drilling has resumed on the Rand Malartic property to investigate exploration targets potentially analogous to the Odyssey South and Odyssey North deposits in a series of porphyry intrusions within the Piché Group that extend from the Odyssey mine to the east towards the past-producing Malartic Goldfields Mine #1 and Mine #2 on the Midway and LTA properties.

Highlight hole RD22-4693, drilled during the fourth quarter of 2022, intersected 0.6 g/t gold over 244.7 metres (core length) at 1,599 metres depth, including 2.6 g/t gold over 6.0 metres (core length) at 1,561 metres depth. This intersection, located 1,325 metres east of the Odyssey North deposit, is within the South Porphyry intrusion that is analogous to the #12 Porphyry which hosts mineral resources in the Odyssey North and Odyssey South deposits. Geological structures observed at Rand Malartic are similarly analogous to the Sladen fault, which is a key structure related to gold mineralization at the Canadian Malartic and Odyssey mining operations to the west.

Follow-up drilling at Rand Malartic, including a wedge hole off of hole RD22-4693, will further explore the prospective South Porphyry intrusion, which has been traced over 1 kilometre at surface and to a minimum depth of 1,500 metres. The Company believes that these suites of porphyry intrusions to the east of the Odyssey mine have excellent exploration potential for bulk tonnage mineralization considering the historical exploration drill results and similarities with the East Malartic, Odyssey South and Odyssey North deposits.

Midway

Historical gold production at the past-producing Malartic Goldfields mine (comprising Mine #1 and Mine #2), which extends from the Midway property partially onto the 139-hectare LTA property to the northwest, is estimated at approximately 1.7 million ounces of gold (9.0 million tonnes grading 5.9 g/t gold) during its active period from 1939 to 1965, with ore sourced from gabbro-hosted zones to a depth of approximately 800 metres.

In a technical report on the Malartic-Midway project filed by former owner Northern Star Mining Corporation Inc. on www.sedar.com on July 16, 2008, historic mineral resources at Midway were estimated by rock type at: 821,400 tonnes grading 6.51 g/t gold in indicated mineral resources and 531,400 tonnes grading 6.86 g/t gold in inferred mineral resources in gabbro rock; and 1.51 million tonnes grading 2.40 g/t gold in indicated mineral resources and 1.47 million tonnes grading 2.40 g/t gold in inferred mineral resources in shallow and wider porphyry rock. The Company is not treating the above historical estimate as current mineral resources but sees this as indicative of near-term exploration opportunities to make new discoveries in the near future around the historical Malartic Goldfield Mine, considering the relatively shallow depth where mining stopped and historical drill intercepts outside of the historical mining area reporting gold mineralization. Importantly, any new discovery would be within close range of the Canadian Malartic complex processing facilities.

LTA property

As previously disclosed (see news release dated February 16, 2023), Canadian Malartic GP entered into an agreement with Barrick Gold on January 12, 2023 to acquire the LTA property. The Company will now acquire the LTA property as part of the Yamana Transaction and the LTA acquisition is expected to close in the first half of 2023.

The LTA property is surrounded by Agnico Eagle's Midway and Piche-Harvey properties and was one of the last inlier claims on the eastern portion of the Canadian Malartic property portfolio. The LTA property hosted approximately 50% of the historical gold production at the Malartic Goldfields mine.

In the near term at LTA, the Company plans to complete compilation of historical data to prioritize drill targets for later in 2023. Of particular interest are the historic M Zone and P Zone that contain known gold mineralization hosted in porphyry rock that are considered to be similar to the Odyssey North and South deposit.

East Amphi

At the East Amphi project, located approximately 3 kilometres northwest of the Canadian Malartic pit, there is potential to extend the East Amphi deposit at depth. A high-resolution drone survey completed in early 2021 over the East Amphi and Radium North properties generated several new targets in undrilled areas.

The consolidation of a large land position to the east of the Odyssey mine was an important step to establish a long-term exploration strategy that will first be conducted from surface and the Company believes that a future combination of surface and underground exploration has the potential to lead to significant future discoveries similar to the LaRonde mine in the Bousquet Camp with its long-term underground exploration program.

Opportunities to Further Enhance Value

At the Canadian Malartic complex, the Company expects to have up to 40,000 tpd of excess mill capacity starting in 2028 as processing of open pit ore and low-grade stockpiles gradually decreases and processing transitions to the higher-grade Odyssey mine.

As discussed above, the Company is making good progress with infill and step-out drilling activities at the Odyssey mine with a current focus on East Gouldie, Odyssey South and Internal zones. Additionally, the adjacent properties of Camflo, Rand Malartic, Midway and East Amphi, located between three to five kilometres from the Canadian Malartic mill, offer potential opportunities to supplement the existing mine life with additional sources of ore.

In addition to maximizing production from the Odyssey mine and the adjacent properties mentioned above, the Company is also exploring the possibility of utilizing the excess mill and tailings storage capacity at Canadian Malartic to support other regional projects. This approach is expected to reduce future capital investments, mitigate execution and operational risks and minimize the environmental footprint. Current internal studies include potential sources of ore from:

•	Macassa near surface deposits and the AK deposit

•	The Upper Beaver project

•	The Wasamac project

•	Other Kirkland Lake satellite deposits (Upper Canada and Anoki-McBean)

The Company believes that, collectively, these projects represent a substantial opportunity to maximize value from optimized resource utilization and deliver superior returns to shareholders.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "minesite costs per tonne", "sustaining capital expenditures", "development capital expenditures", "sustaining capital expenditures per ounce" and "development capital expenditures per ounce" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies.

The total cash costs per ounce of gold produced also referred to as "total cash cost per ounce" is reported on a by-product basis (deducting by-product metal revenues from production costs). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with the Merger to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with retrospective adjustments from the application of the IAS 16 amendments (which, among other things, clarified that pre-commercial revenues and production costs could not be recognized in the cost of property, plant and equipment, but must be recognized as income) and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to, and believes it is helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures also do not include depreciation or amortization.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this press release, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This news release also contains information as to estimated future total cash costs per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at June 20, 2023. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, minesite costs per tonne, other expenses and cash flows; statements concerning the Company's Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; expectations with respect to excess mill capacity at the Canadian Malartic complex and the utilization thereof; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company's costs; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties, including the Odyssey mine, proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; and that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations; mining risks; community protests, including by First Nations groups; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold doré bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; and uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to the Canadian Malartic complex has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; and relating to exploration, mineral reserves and mineral resources has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2022, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation Ontario, Canada NI 43-101 Technical report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

Note Regarding Drill Results Tables

The pierce points for the drill results in this news release are shown on accompanying composite longitudinal sections. The drill collar coordinates for each hole are set out in a table in the Appendix. Intercepts reported show uncapped and capped grades when appropriate over estimated true widths, based on geological interpretation that is being updated as new information becomes available with further drilling.

APPENDIX

Detailed Mineral Reserves and Mineral Resources at Canadian Malartic Complex (100% basis, as at December 31, 2022)

MINERAL RESERVES

As at December 31, 2022

OPERATION / PROJECT			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	AEM Share	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au
Canadian Malartic[1]	OP	100%	51,605	0.70	1,157	52,370	1.10	1,852	103,975	0.90	3,009
Odyssey deposits	UG	100%	—		—	2,757	2.22	197	2,757	2.22	197
Canadian Malartic Complex Total			51,605	0.70	1,157	55,128	1.16	2,049	106,733	0.93	3,206

1 Gold cut-off grade not less than 0.36 g/t for Barnat pit and 0.41 g/t for Canadian Malartic pit.

MINERAL RESOURCES

As at December 31, 2022

OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	AEM Share	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au
Canadian Malartic	OP	100%	—		—	—		—	—		—	5,608	0.73	131
Odyssey deposits	UG	100%	—		—	1,777	1.59	91	1,777	1.59	91	22,501	2.18	1,574
East Malartic	UG	100%	—		—	12,215	1.96	769	12,215	1.96	769	77,563	2.01	5,020
East Gouldie	UG	100%	—		—	50,211	3.29	5,305	50,211	3.29	5,305	32,378	2.54	2,639
Odyssey mine Total			—		—	64,202	2.99	6,165	64,202	2.99	6,165	132,442	2.17	9,233
Canadian Malartic Complex Total			—		—	64,202	2.99	6,165	64,202	2.99	6,165	138,050	2.11	9,364

Assumptions used for the December 31, 2022 mineral reserve and mineral resource estimates reported by the Company for Canadian Malartic

Gold price for mineral reserve estimation (US$/oz): $1,300

Silver price for mineral reserve estimation (US$/oz): $18

Gold price for mineral resource estimation (US$/oz): $1,667

Silver price for mineral resource estimation (US$/oz): $22.50

Exchange rate of C$1.30 per US$ 1.00

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2020 to December 31, 2022) of approximately $1,790 per ounce and $22.48 per ounce, respectively.

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral reserves.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company's economic parameters follow the method accepted by the SEC by setting the maximum price allowed to be no more than the lesser of the three-year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Evolution of Odyssey Mineral Reserves and Mineral Resources from 2017 to 2022

PROBABLE RESERVES
Odyssey Mine Year	000 Tonnes	g/t	000 Oz Au
As at December 31, 2017	nil	nil	nil
As at December 31, 2018	nil	nil	nil
As at December 31, 2019	nil	nil	nil
As at December 31, 2020	nil	nil	nil
As at December 31, 2021	nil	nil	nil
As at December 31, 2022	2,757	2.22	197

Odyssey Mine	INDICATED RESOURCES			INFERRED RESOURCES
Year	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
As at December 31, 2017	217	2.45	17	60,441	2.13	4,145
As at December 31, 2018	12,549	2.13	860	67,036	2.05	4,424
As at December 31, 2019	11,946	2.16	831	127,652	2.34	9,594
As at December 31, 2020	13,317	2.01	859	177,532	2.38	13,581
As at December 31, 2021	25,177	2.90	2,351	173,684	2.35	13,150
As at December 31, 2022	64,202	2.99	6,165	132,442	2.17	9,233

Gold Price and Exchange Rate Assumptions
Year	Gold	USD/CAD
As at December 31, 2017	$1,200	1.25
As at December 31, 2018	$1,200	1.25
As at December 31, 2019	$1,200	1.25
As at December 31, 2020	$1,250	1.30
As at December 31, 2021	$1,250	1.30
As at December 31, 2022	$1,300	1.30

Recent Selected Exploration Drill Results

Odyssey internal zones, East Gouldie deposit and Odyssey South deposit at Odyssey mine

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEV22-257	Odyssey internal	752.8	755.5	717	2.7	**	10.5	9.5
MEV22-262	Odyssey internal	539.0	543.2	446	4.2	**	18.4	11.1
MEV22-263	Odyssey internal	557.6	561.4	415	3.8	**	23.0	8.2
MEX21-224WCZB	East Gouldie	1,740.0	1,802.0	1,561	58.3		4.2	4.2
MEX21-226WE	East Gouldie	1,916.7	1,943.0	1,773	22.2		3.5	3.5
MEX22-231ZB	East Gouldie	1,645.4	1,704.5	1,524	54.7		1.9	1.9
MEX22-238ZB	East Gouldie	1,695.0	1,723.0	1,538	27.1		3.2	3.2
MEX22-242	Odyssey internal	599.0	605.0	547	6.0	**	13.7	12.0
MEX22-242ZB	East Gouldie	1,754.1	1,835.5	1,602	48.8		3.0	3.0
MEX22-242ZC	East Gouldie	1,761.0	1,775.9	1,592	10.8		3.4	3.4
and	East Gouldie	1,798.8	1,844.9	1,641	33.6		2.6	2.6
MEX22-244	Sheehan	286.5	305.0	273	18.5	**	3.4	3.4
MEX22-245	Odyssey internal	532.9	547.0	510	14.2	**	1.7	1.7
and	East Gouldie	1,827.3	1,859.0	1,659	30.1		3.6	3.6
MEX22-246WA	East Gouldie	1,823.0	1,870.7	1,680	42.9		2.1	2.1
MEX22-247W	East Gouldie	1,458.5	1,470.0	978	10.4		6.7	6.6
MEX22-249R	Odyssey internal	415.5	434.0	358	18.5	**	1.5	1.5
MEX22-251RZ	East Gouldie	1,741.0	1,820.7	1,625	62.6		4.1	3.9
MEX22-264	East Gouldie	1,742.0	1,785.2	1,588	33.4		2.0	2.0
MEX23-274	East Gouldie	1,583.0	1,630.2	1,461	41.2		1.7	1.7
UGOD-016-130	Odyssey South	233.5	240.5	354	6.8		3.8	3.8
UGOD-016-134	Odyssey South	240.1	245.6	410	5.4		5.6	5.6
UGOD-016-142	Odyssey South	239.1	247.4	230	8.1		4.8	4.8
UGOD-016-143	Odyssey South	234.2	243.3	229	9.1		4.9	4.9
UGOD-031-005	Odyssey internal	344.5	368.4	245	23.9	**	7.1	4.0
and	Odyssey South	393.6	415.0	247	12.4		3.4	2.9
UGOD-031-017	Odyssey internal	58.0	62.8	557	4.8	**	13.9	5.8
UGOD-031-018	Odyssey South	248.0	259.1	316	5.3		8.5	8.1
UGOD-031-020	Odyssey internal	134.2	144.6	332	10.4	**	5.9	5.5
UGOD-031-021	Odyssey internal	151.0	160.0	343	9.0	**	4.5	4.5
and	Odyssey internal	168.0	180.5	348	12.5	**	3.6	3.6
UGOD-031-022	Odyssey internal	162.9	175.3	352	12.4	**	4.1	4.1
UGOD-031-024	Odyssey internal	53.4	58.1	282	4.7	**	10.7	10.3
UGOD-031-031	Odyssey internal	33.0	48.5	325	15.5	**	3.8	2.9

* Results from the Odyssey internal zones, the East Gouldie deposit and the Odyssey South deposit use a capping factor of 20 g/t gold.

** Core length

Rand Malartic property

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
RD22-4693	4693	1,580.3	1,825.0	1,599	244.7	**	0.6	0.6
including		1,658.0	1,664.0	1,561	6.0	**	2.6	2.6

* Results from Rand Malartic use a capping factor of 20 g/t gold.

** Core length

Camflo property

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
CF23-5403	Zone 1	111.4	152.0	92	17.9	0.9	0.9
and	Zone 1	162.1	187.1	122	11.0	1.7	1.7
and	Zone 1	199.0	216.8	146	8.1	2.0	2.0
CF23-5404	New Discovery 1	22.1	29.8	18	7.1	9.0	3.7
CF23-5405	Zone 1	142.1	162.0	107	8.8	5.5	4.8
CF23-5407	Zone 2	142.8	179.2	132	10.6	2.9	2.5
CF23-5414	Zones 1, 2, 3	190.2	286.8	192	81.0	1.6	1.5
and	Fault Zone A	296.8	302.8	240	5.7	3.5	3.5
CF23-5416	Fault Zone A	287.5	290.5	246	2.9	5.5	5.5
CF23-5417	New Discovery 2	65.5	77.0	58	8.9	1.2	1.2
CF23-5421	Zone 1	194.5	215.5	162	17.9	1.4	1.4
CF23-5428	Zone 1	129.8	167.0	96	21.7	1.3	1.3
and	Zone 1	139.0	157.0	95	10.5	2.1	2.1
CF23-5429	Zone 1	167.5	188.2	144	17.6	0.8	0.8
and	Zone 2	225.5	255.1	192	25.1	0.6	0.6
CF23-5431	Zone 1	149.7	157.9	105	3.9	5.7	5.7
CF23-5432	Diorite Zone	161.9	165.3	149	3.0	3.8	3.8
CF23-5433	Zone 2	167.6	187.5	102	19.6	0.9	0.9
CF23-5434	Zone 3	127.8	175.8	136	7.0	3.0	2.7
CF23-5435	Diorite Zone	99.8	109.4	80	9.4	3.1	3.1
CF23-5436	Zone 1	221.5	245.7	215	17.1	1.2	1.2
CF23-5437	Diorite Zone	177.0	210.5	186	28.2	1.2	1.2
CF23-5440	Diorite Zone	194.0	199.1	182	4.5	5.5	5.5
CF23-5442	New Discovery 1	28.0	39.2	25	10.1	0.8	0.8
CF23-5443	Zone 1, Diorite Zone	169.3	192.2	135	20.3	11.1	1.6
and	Fault Zone A	291.7	302.5	218	10.4	3.0	3.0
CF23-5446	Zone 2	286.8	296.3	236	8.1	1.4	1.4
CF23-5447	Diorite Zone	110.2	127.9	103	16.2	4.0	3.2
CF23-5448	Diorite Zone	159.8	176.8	141	14.3	0.9	0.9
CF23-5450	Diorite Zone	128.0	141.9	130	11.2	2.8	2.8
CF23-5456	Diorite Zone	246.1	253.7	206	7.2	1.5	1.5
CF23-5458	Diorite Zone	44.6	84.7	53	38.7	4.0	3.3

* Results from the Camflo property use a capping factor of 20 g/t gold.

EXPLORATION DRILL HOLE COLLAR COORDINATES*

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEV22-257	718113	5334739	308	222	-71	819
MEV22-262	718114	5334737	308	175	-55	576
MEV22-263	718114	5334737	308	203	-48	576
MEX21-224WCZB	717441	5334731	309	185	-72	1,884
MEX21-226WE	717866	5334657	309	190	-75	1,987
MEX22-231ZB	716874	5334696	316	172	-78	1,849
MEX22-238ZB	718201	5334350	310	147	-78	1,800
MEX22-242	718320	5334540	308	207	-66	1,911
MEX22-242ZB	718320	5334540	308	207	-66	1,875
MEX22-242ZC	718320	5334540	308	207	-66	1,899
MEX22-244	716871	5334697	316	228	-72	1,857
MEX22-245	717934	5334661	308	184	-71	1,926
MEX22-246WA	717692	5334670	309	192	-77	1,954
MEX22-247W	717570	5334672	309	186	-50	1,632
MEX22-249R	717423	5334737	310	184	-57	1,749
MEX22-251RZ	717440	5334738	309	180	-73	1,965
MEX22-264	717440	5334731	309	205	-75	1,968
MEX23-274	716874	5334696	316	187	-75	2,151
UGOD-016-130	718572	5333993	108	6	-9	321
UGOD-016-134	718573	5333992	108	28	-18	401
UGOD-016-142	718689	5333964	110	1	-22	306
UGOD-016-143	718689	5333964	111	14	-14	327
UGOD-031-005	718320	5334471	1	257	-37	455
UGOD-031-017	718351	5334293	-3	94	-31	111
UGOD-031-018	718321	5334470	2	205	-24	346
UGOD-031-020	718321	5334470	2	216	-10	216
UGOD-031-021	718321	5334470	2	210	-11	211

Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
UGOD-031-022	718321	5334469	2	204	-12	206
UGOD-031-024	718300	5334300	0	330	30	67
UGOD-031-031	718301	5334300	-2	337	-18	75
Rand Malartic
RD22-4693	719975	5333663	310	29	-74	1,839
Camflo
CF23-5403	720162	5337526	305	2	-45	246
CF23-5404	720080	5337535	306	182	-45	121
CF23-5405	720200	5337536	303	001	-44	209
CF23-5407	720200	5337535	303	2	-55	183
CF23-5414	720240	5337790	303	176	-57	315
CF23-5416	720240	5337796	303	178	-65	303
CF23-5417	720574	5337667	305	216	-54	261
CF23-5421	720240	5337797	303	199	-53	312
CF23-5428	720208	5337532	303	2	-45	203
CF23-5429	720281	5337781	303	183	-58	258
CF23-5431	720240	5337525	304	2	-45	158
CF23-5432	720421	5337656	305	214	-67	267
CF23-5433	720281	5337781	303	182	-45	306
CF23-5434	720240	5337524	304	2	-61	177
CF23-5435	720421	5337655	305	214	-51	270
CF23-5436	720281	5337782	303	182	-67	246
CF23-5437	720440	5337684	304	216	-75	253
CF23-5440	720482	5337693	305	212	-70	300
CF23-5442	720080	5337539	304	182	-45	120
CF23-5443	720302	5337788	303	175	-45	327
CF23-5446	720200	5337860	303	182	-55	361
CF23-5447	720388	5337661	304	220	-60	177
CF23-5448	720301	5337789	303	169	-57	229
CF23-5450	720388	5337662	304	220	-75	256
CF23-5456	720476	5337807	304	214	-55	363
CF23-5458	720388	5337606	303	216	-54	171

* Coordinate System: NAD 83 UTM Zone